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                            February 9, 2023

       James S. Corl
       Chief Executive Officer
       Cohen & Steers Income Opportunities REIT, Inc.
       280 Park Avenue
       New York, NY 10017

                                                        Re: Cohen & Steers
Income Opportunities REIT, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed January 25,
2023
                                                            File No. 333-269416

       Dear James S. Corl:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-11 filed January 25, 2023

       Exhibits

   1. Please revise the legal opinion filed as Exhibit 5.1. The opinion should not assume material facts
underlying the opinion. In this regard, we note that the opinion assumes that upon issuance, the
total number of shares issued and outstanding will not exceed the total number of shares
the company is then authorized to issue. However, this assumption goes to whether the
shares will be validly issued. See Item II.B.3.a. of Staff Legal
                                                        Bulletin No. 19.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James S. Corl
Cohen & Steers Income Opportunities REIT, Inc.
February 9, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,
FirstName LastNameJames S. Corl
                                                    Division of Corporation
Finance
Comapany NameCohen & Steers Income Opportunities REIT, Inc.
                                                    Office of Real Estate &
Construction
February 9, 2023 Page 2
cc:       Benjamin Wells, Esq.
FirstName LastName